Ted Timmermans Vice President Controller and Chief Accounting Officer 918/573-3437 918/573-4054 fax ted.timmermans@williams.com	One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000
September 15, 2011
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Williams Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 4, 2011
File No. 001-32599
Williams Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 4, 2011
Form 8-K
Filed June 1, 2011
File No. 001-04174
Transcontinental Gas Pipe Line Company, LLC
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 4, 2011
File No. 001-07584
Dear Ms. Thompson:
With respect to your letter dated September 7, 2011, regarding your review of our filings, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. Pursuant to my conversation yesterday with Ms. Sondra Snyder, I am writing to request additional time to provide our responses. Due primarily to travel schedules of certain key individuals, I would appreciate an extension for our response until September 30, 2011.
Thank you for your consideration.
Sincerely,
/s/ Ted Timmermans
Ted Timmermans
Vice President Controller and
     Chief Accounting Officer